Press release

Date
April 26, 2010

Danfoss A/S and Danfoss Acquisition, Inc. Confirm
Best and Final Offer Price of $14.00 per Share

Danfoss A/S (“Danfoss”) and Danfoss Acquisition, Inc. today confirmed that $14.00 per share is their best and final offer price in their cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss”) (NYSE:SHS) not already owned by Danfoss or its subsidiaries.  The Offer is scheduled to expire at midnight, New York City time on Thursday, April 29, 2010 (which is the end of the day on April 29, 2010).

Danfoss notified the special committee of the board of directors of Sauer-Danfoss of its confirmation of the best and final offer price in a letter dated April 26, 2010. A copy of the letter is attached to this press release.

About Danfoss (www.danfoss.com): Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

IMPORTANT INFORMATION

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Sauer-Danfoss common stock. The solicitation of offers to sell shares of Sauer-Danfoss common stock is made pursuant to a tender offer statement on Schedule TO, as amended, and an offer to purchase and related materials filed with the SEC by Danfoss and the Purchaser. Sauer-Danfoss stockholders are urged to read the tender offer statement on Schedule TO, as amended, the offer to purchase, Sauer-Danfoss’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov.  Investors can also obtain the tender offer statement and related documents without charge by directing a request to The Altman Group, Inc., the Information Agent for the Offer, at (877) 896-3190.

April 26, 2010

BY E-MAIL

Special Committee of the Board of Directors
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

Re:	Tender Offer for Shares of Sauer-Danfoss Inc.

Dear Committee Members,

We are writing to confirm that, as previously announced, $14.00 per share is the best and final offer price that will be offered to holders of shares of common stock of Sauer-Danfoss Inc. (the “Company”) in the tender offer initiated by Danfoss A/S (“Danfoss”) and Danfoss Acquisition, Inc. on March 10, 2010, and which is now scheduled to expire at midnight on Thursday, April 29, 2010.

As you know, Danfoss has a long and successful history in the mobile hydraulics industry.  We believe that our industry experience, and particularly our experience with the Company over the past several years, has enabled us to develop our own views and insights into the Company and its long-term financial prospects.  Our determination not to increase our offer price of $14.00 per share is based in part on our experience and our view of Danfoss’s business requirements and goals, our understanding of the Company’s balance sheet and debt loads, and our review of the Company’s preliminary first quarter 2010 financial information, the revised management projections and the Lazard analysis filed by the Company with the SEC.

We continue to believe that an acquisition by Danfoss of the remaining public shares of the Company will provide the Company with increased access to the resources of Danfoss, allow the Company to improve its balance sheet, and place the Company in a better position to confront its competitive challenges and improve its operational and strategic potential.

As we have previously stated, we confirm that as of the date of this letter (i) we remain interested only in acquiring shares of the Company not already owned by us and (ii) we do not intend to sell our stake in the Company or consider any strategic transaction involving the Company other than the tender offer.  As stated in the Offer to Purchase related to the tender offer, should the tender offer not be successful, we will evaluate our options at that time.  We continue to reserve all of our rights and options.

We are informing you of our decision as a courtesy, and will, as soon as practicable, issue a press release, a copy of which is attached for your information, to confirm to shareholders that the current $14.00 offer is in fact the best and final price which we will offer in this tender offer.

If you have any questions regarding the foregoing, please feel free to contact me.

Kind regards,

Niels B. Christiansen
CEO and President
Danfoss A/S

(Attachment)

cc:	Board of Directors
Sauer-Danfoss Inc.